Filed pursuant to Rule 424(b)(3)

Registration No. 333-233255

CIM Commercial Trust Corporation

SUPPLEMENT NO. 1, DATED APRIL 9, 2020,

TO THE PROSPECTUS SUPPLEMENT, DATED JANUARY 28, 2020,

TO THE PROSPECTUS, DATED DECEMBER 4, 2019

This prospectus supplement (this “Supplement No. 1”) is filed by CIM Commercial Trust Corporation (the “Company”) and forms part of that certain prospectus, dated December 4, 2019 (the “Base Prospectus”), as supplemented by that certain prospectus supplement thereto, dated January 28, 2020 (the “Offering Supplement” and, together with the Base Prospectus, the “Prospectus”). This Supplement No. 1 supplements certain information contained in the Prospectus. This Supplement No. 1 should be read, and will be delivered, with the Prospectus. Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meanings as set forth in the Offering Supplement.

The purpose of this Supplement No. 1 is to, among other things:

•                  reflect an amendment of the dealer manager agreement in respect of the offering described in the Offering Supplement; and

•                  supplement the risk disclosure in the Offering Supplement.

PROSPECTUS UPDATES

Status of the Offering

As of April 7, 2020, the Company has sold in the offering 288,450 shares of Series A Preferred Stock, for an aggregate offering price of $7,211,250, and 6,580 shares of Series D Preferred Stock, for an aggregate offering price of $164,500.  As a result, as of April 7, 2020, there remains available for issuance in the offering a maximum of $777,608,075, on an aggregate basis, of Series A Preferred Stock and Series D Preferred Stock.

Based on the shares issued in the offering as of April 7, 2020, aggregate trailing dealer manager fees of $1,537 per month are payable to the dealer manager as described in the “Plan of Distribution” section of the Offering Supplement.  As of April 7, 2020, the Company has paid an aggregate of $229 in trailing dealer manager fees.

Risk Factors

The following disclosure is added immediately below the first paragraph in the “Risk Factors” section of the Offering Supplement:

The recent outbreak of the novel coronavirus (COVID-19) is expected to adversely affect our business, financial condition, results of operations and cash flows.

The spread of COVID-19 in the United States and the resulting increase of restrictions on and cancellations of travel, meetings and social gatherings are expected to adversely impact the operations of our hotel in Sacramento, California. For the fourth quarter of 2019, the net operating income of our hotel constituted approximately 22% of our total segment net operating income. Based on current expectations, it is likely that the net operating income of our hotel will be negative for the second quarter and possibly the third quarter of 2020 and, as a result, contributions by the hotel to our funds from operations during such period are expected to be significantly impacted.  Additionally, the economic downturn caused by COVID-19 will adversely affect the operations of our office portfolio to the extent of, among other things: (i) the inability of our tenants to pay rents, (ii) the deferral of rent payments by our tenants, (iii) an increase in early lease terminations or decrease in renewals and (iv) our inability to re-lease vacant space in our office portfolio due to “shelter in place” or similar orders or a decrease in demand.  At this time, however, as the situation is evolving rapidly, we cannot predict the significance, extent or duration of any adverse impact of COVID-19 on our business, financial condition, results of operations, cash flow or our ability to satisfy our debt service obligations or to maintain our level of distributions on our Common Stock or Preferred Stock.

Outstanding Capital Stock

As of April 7, 2020, there were issued and outstanding 14,602,149 shares of Common Stock, 4,867,224 shares of Series A Preferred Stock, 4,603,287 warrants to purchase 1,194,159 shares of Common Stock (as described in “Description of Warrants—Series A Warrants” in the Base Prospectus), 6,580 shares of Series D Preferred Stock and 5,387,160 shares of Series L Preferred Stock.

Expected Proceeds from the Offering

The following disclosure replaces in its entirety the table (including the footnotes thereto) appearing after the seventh paragraph of the cover page of the Offering Supplement:

	Series A Preferred Stock				Series D Preferred Stock
	Per Share		Maximum Offering (1)		Per Share	Maximum Offering (2)
Public offering price	$25.0000		$784,983,825		$25.0000	$784,983,825
Selling commissions (3)(4)	$1.4182	(5)	$44,530,391	(5)	$0.0000	$0	(6)
Upfront dealer manager fee (3)(4)	$0.3125		$9,812,298	(5)	$0.3125	$9,812,298	(6)
Trailing dealer manager fee (4)(7)	$0.3125		$9,812,298		$0.3125	$9,812,298
Proceeds, before expenses, to us	$22.9568		$720,828,838		$24.3750	$765,359,229

(1)       Assumes the maximum aggregate offering of $784,983,825 is sold and is comprised solely of shares of Series A Preferred Stock.

(2)       Assumes the maximum aggregate offering of $784,983,825 is sold and is comprised solely of shares of Series D Preferred Stock.

(3)       Our dealer manager has authorized, and we expect our dealer manager to continue to authorize, other broker-dealers that are members of the Financial Industry Regulatory Authority (“participating broker-dealers”) to sell our Series A Preferred Stock and Series D Preferred Stock. Our dealer manager reallows the full selling commissions, and may reallow a portion of the upfront dealer manager fee earned on the proceeds raised by a participating broker-dealer, to such participating broker-dealer as a non-accountable marketing or due diligence allowance.  The amount of the reallowance of the upfront dealer manager fee to any participating broker-dealer will be determined by the dealer manager in its sole discretion. We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers. The value of such items will be considered underwriting compensation in connection with this offering.

(4)       The combined selling commissions, upfront dealer manager fee, trailing dealer manager fee and other expenses as described in the “Plan of Distribution” section of this prospectus supplement and any such non-cash compensation that is considered underwriting compensation for this offering will not exceed 10.00% of the aggregate gross proceeds of this offering.

(5)  The maximum selling commissions and upfront dealer manager fee in respect of the Series A Preferred Stock are (i) equal to 5.50% and 1.25% of aggregate gross proceeds from the Series A Preferred Stock, respectively, for all sales that occurred from the beginning of the offering to April 8, 2020 and (ii) expected to equal (a) up to 7.00% and 1.25% of aggregate gross proceeds from the Series A Preferred Stock, respectively, for all sales that occur from April 9, 2020 through June 30, 2020 and (b) up to 5.50% and 1.25% of aggregate gross proceeds from the Series A Preferred Stock, respectively, for all sales that occur from July 1, 2020 through the end of the life of the offering. All such fees are payable to our dealer manager, subject to reallowance to soliciting broker dealers as described in footnote 3 above. The selling commissions and upfront dealer manager fee may be reduced or eliminated with regard to Series A Preferred Stock sold to or for the account of certain categories of purchasers. See “Plan of Distribution” in this prospectus supplement.

(6)       No selling commissions are paid in respect of the Series D Preferred Stock. The maximum upfront dealer manager fee in respect of the Series D Preferred Stock is equal to 1.25% of aggregate gross proceeds from the Series D Preferred Stock, which fee is payable to our dealer manager, subject to reallowance to soliciting broker dealers as described in footnote 3 above. The upfront dealer manager fee may be reduced or eliminated with regard to Series D Preferred Stock sold to or for the account of certain categories of purchasers. See “Plan of Distribution” in this prospectus supplement.

(7)       We pay our dealer manager a trailing dealer manager fee that accrues daily in the amount of 1/365th of 0.25% of the aggregate gross proceeds from the sale of Series A Preferred Stock and Series D Preferred Stock, respectively, in this offering and is paid monthly in arrears. The aggregate trailing dealer manager fee, together with the aggregate selling commissions, upfront dealer manager fees and other expenses and non-cash compensation that is considered underwriting compensation for this offering, will not exceed 10.00% of the aggregate gross proceeds of this offering, or $78,498,383. In order to calculate the per share and maximum trailing dealer manager fee for the shares of Series A Preferred Stock and Series D Preferred Stock offered hereby, we assumed that (i) the maximum aggregate offering of $784,983,825 is sold and is comprised solely of shares of Series A Preferred Stock or Series D Preferred Stock, as applicable, and (ii) such shares remain outstanding until the fifth anniversary of the date of original issuance of such shares, when the Company has the option to redeem such shares.

Use of Proceeds

The following disclosure replaces in its entirety (1) the first paragraph to the right of the heading “Estimated Use of Proceeds” in the “Summary—The Offering” section of the Offering Supplement and (2) the first paragraph under the heading “Use of Proceeds” in the Offering Supplement:

Assuming the maximum aggregate offering of $784,983,825 is sold and is comprised (i) solely of shares of Series A Preferred Stock, we estimate that we will receive net proceeds in this offering of approximately $711,228,099 after deducting estimated offering expenses, including maximum aggregate selling commissions and dealer manager fees, payable by us of approximately $73,755,726, (ii) solely of shares of Series D Preferred Stock, we estimate that we will receive net proceeds in this offering of approximately $755,758,490 after deducting estimated offering expenses, including maximum aggregate selling commissions and dealer manager fees, payable by us of approximately $29,225,335, and (iii) of equal parts of shares of Series A Preferred Stock and Series D Preferred Stock, we estimate that we will receive net proceeds in this offering of approximately $733,493,294 after deducting estimated offering expenses, including maximum aggregate selling commissions and dealer manager fees, payable by us of approximately $51,490,531. We are not making any representations as to the actual outcome of this offering. For more information regarding the fees payable by us in this offering, see “Plan of Distribution” in this prospectus supplement.

Where You Can Find More Information

The following disclosure replaces in its entirety the third paragraph (including the bullet points thereunder) under the heading “Where You Can Find More Information” in the Offering Supplement:

We incorporate by reference the documents listed below and any documents we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the date that the offerings of securities by means of this prospectus supplement and the accompanying prospectus are completed or terminated (other than, in each case, documents or portions of documents deemed to have been furnished and not filed in accordance with SEC rules):

•                  the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019; and

•                  the Company’s Current Reports on Form 8-K filed on January 31, 2020, March 16, 2020 and April 9, 2020.

Plan of Distribution

The following disclosure replaces in its entirety the third and fourth sentences of the first paragraph under the heading “Compensation of Dealer Manager and Participating Broker-Dealers” in the “Plan of Distribution” section of the Offering Supplement:

CCO Capital reallows the full selling commission, and may reallow a portion of the upfront dealer manager fee, earned on the proceeds raised by a participating broker-dealer, to such participating broker-dealer as a non-accountable marketing or due diligence allowance.  The amount of the reallowance of the upfront dealer manager fee to any participating broker-dealer will be determined by the dealer manager in its sole discretion.

The following disclosure replaces in its entirety the third paragraph (including the table thereunder) under the heading “Compensation of Dealer Manager and Participating Broker-Dealers” in the “Plan of Distribution” section of the Offering Supplement:

For any sales that occur from April 9, 2020 to June 30, 2020, we also expect to pay to CCO Capital selling commissions of up to 7.00% of the gross offering proceeds from sales of Series A Preferred Stock in this offering (except as otherwise described below). CCO Capital or certain participating broker-dealers may, from time to time, enter into agreements that provide for reduced selling commissions on the Series A Preferred Stock. To the extent CCO Capital or a participating broker-dealer agrees to reduce its selling commissions on the Series A Preferred Stock below 7.00% (but not below 5.00%), the public offering price of such affected shares will be decreased from $25.00 per share by an amount equal to such reduction, up to a maximum decrease of $0.50 per share. The table below illustrates sample reductions in selling commissions and their corresponding reductions in the public offering price per share of Series A Preferred Stock:

Selling Commission	Public Offering Price per share of Series A Preferred Stock
7.00%	$25.0000
6.50%	$24.8750
6.00%	$24.7500
5.50%	$24.6250
5.00%	$24.5000

For any sales that occur from July 1, 2020 until the end of the offering, we expect to pay to CCO Capital selling commissions of up to 5.50% of the gross offering proceeds from sales of Series A Preferred Stock in this offering (except as otherwise described below). CCO Capital or certain participating broker-dealers may, from time to time, enter into agreements that provide for reduced selling commissions on the Series A Preferred Stock. To the extent CCO Capital or a participating broker-dealer agrees to reduce its selling commissions on the Series A Preferred Stock below 5.50% (but not below 5.00%), the public offering price of such affected shares will be decreased from $25.00 per share by an amount equal to such reduction, up to a maximum decrease of $0.125 per share. The table below illustrates sample reductions in selling commissions and their corresponding reductions in the public offering price per share of Series A Preferred Stock:

Selling Commission	Public Offering Price per share of Series A Preferred Stock
5.50%	$25.0000
5.25%	$24.9375
5.00%	$24.8750

The following disclosure replaces in its entirety the table (including the footnotes thereto) appearing after the seventh paragraph under the heading “Compensation of Dealer Manager and Participating Broker-Dealers” in the Plan of Distribution section of the Offering Supplement:

	Maximum Series A Preferred Stock Offering (1)	Maximum Series D Preferred Stock Offering (2)
Public offering price	$784,983,825	$784,983,825
Selling commissions (maximum)	$44,530,391	$0
Upfront dealer manager fee (maximum)	$9,812,298	$9,812,298
Trailing dealer manager fee (3)	$9,812,298	$9,812,298
Total proceeds, before expenses, to us	$720,828,838	$765,359,229

(1)       Assumes the maximum aggregate offering of $784,983,825 is sold and is comprised solely of shares of Series A Preferred Stock.

(2)       Assumes the maximum aggregate offering of $784,983,825 is sold and is comprised solely of shares of Series D Preferred Stock.

(3)       In order to calculate the maximum trailing dealer manager fee for the shares of Series A Preferred Stock and Series D Preferred Stock offered hereby, we assumed that (i) the maximum aggregate offering of $784,983,825 is sold and is comprised solely of shares of Series A Preferred Stock or Series D Preferred Stock, as applicable, and (ii) such shares remain outstanding until the fifth anniversary of the date of original issuance of such shares, when the Company has the option to redeem such shares. The aggregate trailing dealer manager fee, together with the aggregate selling commissions, upfront dealer manager fees and other expenses and non-cash compensation that is considered underwriting compensation for this offering, will not exceed 10.00% of the aggregate gross proceeds of this offering, or $78,498,383.